SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: October 26, 2007
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☐                      Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐                      No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press Release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: October 26, 2007	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

October 26, 2007
IVANHOE MINES COMPLETES AGREEMENT
FOR INTERIM CONVERTIBLE LINE OF CREDIT
FOR UP TO US$350 MILLION FROM RIO TINTO
SINGAPORE — Ivanhoe Mines’ Deputy Chairman Peter Meredith announced today that the company now has completed the agreement for the non-revolving, convertible credit facility of up to US$350 million to be provided by Rio Tinto, Ivanhoe’s strategic partner in the development of the Oyu Tolgoi copper-gold project in Mongolia’s South Gobi Region.
Ivanhoe Mines is planning an initial draw of US$150 million on the available credit to continue advancing mine planning, shaft sinking, exploration and related work on the Oyu Tolgoi Project.
The credit facility matures in September 2010. Prior to maturity, amounts outstanding under the credit facility may be converted into common shares of Ivanhoe Mines at a conversion price of US$10 per share. Upon maturity, any amounts remaining unpaid will be automatically converted into a maximum of 45.8 million common shares of Ivanhoe Mines at the conversion price of US$10 per share.
Details of the credit facility agreement were provided in a news release issued by Ivanhoe Mines on September 11, 2007, and in the material change report filed on SEDAR on September 21, 2007.
Information contacts
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755
FORWARD-LOOKING STATEMENTS: This document includes forward-looking statements regarding Ivanhoe Mines’ plans. Forward-looking statements include, but are not limited to, statements concerning the amounts drawn down by Ivanhoe from the non-revolving convertible credit facility and the development of the Oyu Tolgoi Project. When used in this document, the words such as “plan” and “may” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators.